Exhibit 2.1

Amendment to

the Bylaws of

Fogo de Chão, Inc.

This Amendment (this “Amendment”) to the Bylaws of Fogo de Chão, Inc., a Delaware corporation (the “Company”), effective this 20th day of February, 2018, was duly adopted by the Board of Directors of the Company on February 20, 2018.

1.	Section 2.07 is amended and replaced and shall read in its entirety as follows:

Action Without a Meeting

Any action required to be taken at any annual or special meeting of stockholders of the Corporation, or any action which may be taken at any annual or special meeting of stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes (determined as of the record date of such consent) that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereat were present and voted. The record date of a written consent shall be determined by the Board of Directors and shall be not later than 10 days after the date on which a stockholder gives notice to the Board of Directors of (i) the proposed action to be taken by consent and (ii) the date on which the first written consent to take such action has been executed. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders owning shares as of the record date who have not consented in writing.